Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

GREENBRIAR CAPITAL EXECUTES US$40 MILLION LOAN MANDATE FOR SAGE RANCH

October 24th, 2023	Trading Symbol:
TSX Venture Exchange: GRB
US OTC Market: GEBRF

October 24th, 2023 - Phoenix, AZ - Greenbriar Capital Corp. ("Greenbriar") is pleased to announce that further to its news release of April 6, 2023, the Company on October 20th, 2023 has entered again, into an agreement in principle with Voya Renewable Energy Infrastructure Originator L.P., a private fund vehicle managed by Voya Investment Management ("Voya") in connection with a proposed financing for the Company's Sage Ranch Project in Tehachapi, California (the "Proposed Financing").

The Proposed Financing is structured at the project level, as a senior secured credit facility of up to US$40 million. The terms and conditions applicable to the Proposed Financing, including financial terms, representations and warranties, covenants, conditions, events of default and remedies, will be contained in one or more agreements acceptable to Voya, in Voya's sole discretion.

The Proposed Financing is subject to, among other things, all of the customary conditions including authorization of the Proposed Financing by Voya's Investment Committee, and Voya and the Company reaching final agreement upon the terms, conditions, covenants and other provisions satisfactory to Voya and the Company, and TSX Venture Exchange approval.

Sage Ranch Project: For more information on the Company's Sage Ranch Project, see: https://greenbriarcapitalcorp.ca/projects/sustainable-real-estate/sage-ranch/

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and recession proof sustainable housing. With long-term, high impact projects in key locations and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

About Voya:

Voya Investment Management ("Voya IM") is the asset management business of Voya Financial, Inc. (NYSE: VOYA) and manages approximately $327 billion as of March 31, 2023 in assets across public and private fixed income, equities, multi-asset solutions and alternative strategies for institutions, financial intermediaries and individual investors, drawing on a 50-year legacy of active investing and the expertise of 300+ investment professionals. Named a Best Place to Work in Money Management by Pensions & Investments for eight consecutive years, Voya IM has cultivated a culture grounded in a commitment to understanding and anticipating clients' needs, producing strong investment performance, and embedding diversity, equity and inclusion in its business.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949-903-5906

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Proposed Financing. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF